UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35529 / April 9, 2025

In the Matter of:

Meketa Capital, LLC
Meketa Investment Group, Inc.
Meketa Infrastructure Fund
Meketa Private Equity Co-Investment Fund, L.P.
Primark Advisors LLC
Primark Meketa Private Equity Investments Fund

80 University Avenue
Westwood, MA 02090
812-15617

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Meketa Capital, LLC, et al. filed an application on August 23, 2024, and amendments to the
application on December 10, 2024, and February 21, 2025, requesting an order to permit certain
joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act.
In particular, the order would permit certain closed-end management investment companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On March 12, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35495). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by Meketa Capital, LLC, et al. (File No. 812-15617) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.